Exhibit 99.1

Syneron Receives European CE Mark for Versatile Matrix RF(TM) Fractional Ablative Applicator

YOKNEAM, ISRAEL--(Marketwire - September 19, 2008) - Syneron Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of elos™ combined-energy medical aesthetic devices, yesterday received CE mark for the Matrix RF™ applicator for use in dermatologic procedures for wrinkle reduction, by means of skin ablation and coagulation.

Matrix RF utilizes Syneron's fractional radio frequency technology to provide fractional tissue heating at three ablation and coagulation relative ratios, resulting in effective wrinkle reduction. The tunable applicator allows the user to adjust the relative ratio of ablation and coagulation, as well as direct heating, and to vary the treatment depth based upon desired clinical endpoints. The Matrix RF applicator is the first bi-polar RF non-laser and non-light-based aesthetic device capable of creating tunable ablation/coagulation impact, simulating the effects of different types of ablative/coagulative lasers used for a range of aesthetic applications. These applications include skin rejuvenation, tightening and resurfacing and with minimal or no downtime.

Matrix RF will be sold as an applicator add-on to all existing eLight™, eLaser™ and eMax™ platforms. The ergonomically designed hand piece will greatly increase ease-of-use for physicians performing the treatments. The Matrix RF will also feature a single-use disposable treatment tip. Each applicator comes with 10 treatment tips at purchase. Treatments will most often be performed around the eyes, mouth and cheek, but can also be performed on an entire face.

"By introducing the first bi-polar RF tunable, fractional, ablative/coagulative RF technology to the aesthetic market, Syneron transforms the way aesthetic devices can be customized for individual patient treatments," said Syneron CEO Doron Gerstel. "Syneron continues to research and develop innovative devices that offer multiple functionalities to provide diverse revenue opportunities and value for our physician partners."

Matrix RF is the first bi-polar radio frequency-based device to treat skin in a method similar to fractional laser or light-based devices. Fractional lasers, as well as the Matrix RF, treat minute skin areas, leaving the surrounding untreated skin areas intact to act as healing reservoirs for the thermally damaged tissue. The undamaged tissue promotes quicker healing and ensures limited patient downtime while speeding the appearance of desired results. The benefit of the bi-polar radio frequency technology used in the Matrix RF is thermal impacts deep in the epidermis as well as in the dermis, while leaving the surface area more intact than laser-based fractional technologies.

The Matrix RF is the second product in Syneron's series of fractional skin treatment devices, which currently includes the Matrix IR™, a device for non-ablative fractional treatments. For more information, please visit http://www.syneron.com.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications for facial and body shaping applications. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, North American Logistics Support Center in Irvine, Calif., European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at http://www.syneron.com.

Syneron, the Syneron logo, elos, eLight, eLaser, eMax, Matrix RF, and Matrix IR are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. Elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

For more information, please contact:
Judith Kleinman
VP Investor Relations
+972 (54) 646-1688
ir@syneron.com

Elin Nozewski
Airfoil PR for Syneron
248-304-1412
nozewski@airfoilpr.com